Exhibit 77C  Laudus Institutional Trust

A Special Meeting of Shareholders of Laudus Institutional
Trust and each of the Funds was held on October 5, 2011, for the purpose of seeking shareholder approval of the following proposal: to approve new subadvisory agreement between Charles Schwab Investment Management, Inc. and
Mondrian Investment Partners Limited with respect to each Fund. The Special Meeting with respect to the Laudus
Mondrian Institutional International Equity Fund was adjourned for the purpose of soliciting additional proxies, and subsequently was held on October 17, 2011.
The number of votes necessary to conduct the Special
Meeting and approve the proposal was obtained. The results of the votes of shareholders are listed below:

Laudus Institutional Trust
Fund
For
Against
Abstain
Laudus Mondrian Institutional
International Equity Fund
1,904,814.273
0
0
Laudus Mondrian
Institutional Emerging Markets Fund
4,816,401.308
0
315,560.392